Exhibit 99.1

TransAlta Responds to Mangrove Application for Joint Hearing

CALGARY, April 9, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today announced that Mangrove Partners ("Mangrove") has made application to the Alberta Securities Commission and Ontario Securities Commission (together, the "Commissions"). In the application, Mangrove is seeking a joint hearing of the Commissions in relation to TransAlta's 2019 annual and special meeting of shareholders to be held on April 26, 2019 and the recently announced $750 million investment and strategic partnership with an institutional partner of Brookfield Renewable Partners ("Brookfield"). Mangrove's application seeks various relief from the Commissions, including an order cease trading the issuance of the exchangeable securities under the investment agreement between the Company and Brookfield.

"Mangrove's application is inappropriate, unwarranted and without merit," said Ambassador Gordon Giffin, Chair of the Board of TransAlta. "It is an attempt to circumvent the rights of our other shareholders through a misuse of the Canadian securities regulatory process. We are moving forward with our strategic partnership with Brookfield and the business of creating value for the Company's shareholders."

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the 2019 shareholders' meeting; the nature, timing and impact of existing or potential legal actions or regulatory proceedings brought by Mangrove or others; the investment by Brookfield and expected benefits to the Company and its shareholders; the ability of the investment to enhance the Company's financial position and ability to execute the strategy; the Company's strategy, plans and priorities; Brookfield's and TransAlta's commitments with respect to the Brookfield investment; the Company's future ownership levels in or control over the Alberta hydro assets; the appointment of the Company's director nominees to the Board at the 2019 shareholders' meeting; the Company's relationship with Brookfield or its affiliates and other shareholders; the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield or its affiliates; and advancements in the Company's strategy relating to clean energy and growth. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees at the Meeting; the Company's ability to successfully defend against any existing or potential legal actions or regulatory proceedings; the closing of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; no significant changes in applicable laws; and risks associated with the impact of the investment on the Company's shareholders, debtholders and credit ratings. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Company's nominees to be elected at the Meeting; the failure of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the 2019 meeting and the Brookfield investment; the appointment of any slate of directors proposed by Mangrove/Bluescape and the subsequent termination of the Brookfield investment by the Company; changes in our relationship with Brookfield; changes in our relationship with other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA once the applicable power purchase arrangement has expired; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its annual information form and management's discussion and analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/09/c2357.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 15:29e 09-APR-19